SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         SCHEDULE TO-I/A (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                PARIS CORPORATION
                       (Name of Subject Company (Issuer))

                               DOMINIC P. TOSCANI
                                GERARD M. TOSCANI
                                PARIS CORPORATION
                       (Name of Filing Persons (Offeror))

                    COMMON STOCK, PAR VALUE $0.004 PER SHARE
                         (Title of Class of Securities)

                                    699556106
                                    ---------
                      (CUSIP Number of Class of Securities)

                             DOMINIC P. TOSCANI, SR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                  122 KISSEL ROAD, BURLINGTON, NEW JERSEY 08016
                                 (609) 387-7300
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:

                                STEPHEN A. SALVO
                        SALVO, RUSSELL, FICHTER & LANDAU
                             510 TOWNSHIP LINE ROAD
                                    SUITE 150
                          BLUE BELL, PENNSYLVANIA 19422
                            TELEPHONE: (215) 653-0110


                                  MARCH 6, 2002

                            CALCULATION OF FILING FEE

           TRANSACTION  VALUATION*          AMOUNT  OF  FILING  FEE

                 $15,313,536                        $3,063
                 -----------                        ------

* For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 3,403,008 shares of common stock, par value $0.004 per share (the "Shares"), of Paris Corporation (the "Company"), at a price per share of $4.50. Such number of shares represents all the Shares outstanding as of December 31, 2001 (other than 150,527 shares beneficially held by Gerard M. Toscani), plus 162,300 shares issuable upon exercise of outstanding options to purchase Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount  Previously  Paid:     $3,063     Form  or  Registration No.:     SC

     Filing  Party:     Paris  Corporation     Date  Filed:     January 31, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]     third-party  tender  offer  subject  to  Rule  14d-1.

     [X]     issuer  tender-offer  subject  to  Rule  13e-4.

     [X]     going  private  transaction  subject  to  Rule  13e-3.

     [  ]     amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed January 31, 2002 (the "Schedule TO") relating to the offer by Paris Corporation, a Pennsylvania corporation, (the "Company") to purchase any and all outstanding shares of common stock, par value $0.004 per share (the "Shares"), of the Company at a purchase price of $4.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 13 of this Schedule TO, except as noted below.

ITEMS  1-9  AND  13

Items 1 through 9 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

(1) The paragraph added in Amendment No. 2 after the fifth full paragraph on page 8 has been revised in its entirety to read as follows::

"Although Wharton's fairness opinion is dated November 27, 2001 and the Board of Directors approved the Offer on December 4, 2001, this offering was not commenced until January 31, 2002. The management of Paris Corporation was involved in discussions with prospective lenders throughout December 2001 and January 2002, and had hoped to conclude negotiations prior to the commencement of the offering. It was determined that a review of the Company by Wharton for the purpose of updating the Wharton fairness opinion to a date closer to the commencement of the offering would not result in any material changes in the fairness opinion. As of this date, Paris Corporation has not received a commitment for a loan."

(2) The third paragraph on page 11which was revised in Amendment No. 2 has been revised in its entirety to read as follows:

"In connection with its deliberations, the Board noted that the book value of $4.87 per share on September 30, 2001 exceeded the Purchase Price of $4.50 per share by $0.37 per share, or approximately 8.2% of the Purchase Price. $4.87 per share is a book value based upon basic shares outstanding, i.e., it equals book value as of September 30, 2001 of $15,925,731 divided by 3,270,170 basic shares. The offer to purchase, however, is based upon fully diluted shares outstanding, which includes shares issuable upon exercise of outstanding options to purchase shares. Fully diluted shares outstanding are 3,553,535. Using the fully diluted shares, $4.48 was the fully diluted adjusted book value as of September 30, 2001. The Board concluded that the Purchase Price of $4.50 per share was fair to unaffiliated shareholders based upon the fully diluted adjusted book value. In addition, the Board considered the Company's liquidation value. Based on appraisals and other estimates prepared by the Company and Wharton, the Board concluded that the liquidation value of the Company was $3.75. The Board considered the purchase price of $4.50 per share as the Company's going concern value and determined that the Purchase Price was fair to the stockholders unaffiliated with Dominic Toscani and Gerard Toscani based upon the analysis of comparable public companies by Wharton."

(3) The last sentence of "Special Factors-Opinion of Wharton Valuation Associates" on page 16 is amended to read as follows:

"Wharton transmitted the results of these analyses to the Board on December 4, 2001, and advised counsel to Paris Corporation of its consent to disclose the fairness opinion in this offer."




ITEM  10.  FINANCIAL  INFORMATION.

The information set forth under "The Tender Offer -- Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. In addition, the Company's audited financial statements as of September 30, 2001 and September 30, 2000, are included in the Company's Annual Report on Form 10-K for the year ended September 30, 2001, which is incorporated herein by reference. Also, the Company's unaudited financial statements for the three month period ended December 31, 2000 and December 31, 2001, are included in the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2001, which is incorporated herein by reference.

ITEM  12.  EXHIBITS.

(a)(1)  Offer  to  Purchase*.

(a)(2)  Letter  of  Transmittal.*

(a)(3)  Notice  of  Guaranteed  Delivery.*

(a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)  Letter  to  Shareholders  from  the  Company.*

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8) Text of Press Release dated January 10, 2002 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO filed on January 10, 2002).

(a)(9) Text of Press Release dated March 5, 2002 issued by the Company (incorporated by reference to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO-I/A filed on March 4, 2002).

(c) Opinion of Wharton Valuation Associates, Inc., dated November 27, 2001 (Included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)
(1)).*

(d) Employment Agreement dated November 8, 2001 between Dominic P. Toscani and Paris Corporation.*

(f) Section 1930 and Subchapter D of the Pennsylvania Business Corporation Law (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit
(a)(1)).*

(g)     None.

(h)     None.

*  Previously  filed  by  the  Company on Schedule TO-I, dated January 31, 2002.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  6,  2002

                                PARIS CORPORATION

                                By     /s/  Dominic  P.  Toscani,  Sr.
                                       -------------------------------
                                       Name:  Dominic  P.  Toscani,  Sr.
                                       Title: President  and
                                              Chief  Executive  Officer


                                By     /s/  Gerard  M.  Toscani
                                       -------------------------------
                                       Name:     Gerard  M.  Toscani
                                       Title:     Senior  Vice  President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER     EXHIBIT  NAME
           -------------

ITEM  12.  EXHIBITS.

(a)(1)  Offer  to  Purchase*.

(a)(2)  Letter  of  Transmittal.*

(a)(3)  Notice  of  Guaranteed  Delivery.*

(a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)  Letter  to  Shareholders  from  the  Company.*

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8) Text of Press Release dated January 10, 2002 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO filed on January 10, 2002).

(a)(9) Text of Press Release dated March 5, 2002 issued by the Company (incorporated by reference to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO-I/A filed on March 4, 2002).

(c) Opinion of Wharton Valuation Associates, Inc., dated November 27, 2001 (Included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)
(1)).*

(d) Employment Agreement dated November 8, 2001 between Dominic P. Toscani and Paris Corporation.*

(f) Section 1930 and Subchapter D of the Pennsylvania Business Corporation Law (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit
(a)(1)).*

(g)     None.

(h)     None.

*  Previously  filed  by  the  Company on Schedule TO-I, dated January 31, 2002.